Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intrepid Potash, Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated February 29, 2016 contains an explanatory paragraph that states that Intrepid Potash, Inc. anticipates that due to current market conditions they may not meet their current debt covenant requirements in 2016, which could result in the acceleration of debt maturities and other remedies pursuant to the terms of the debt, which raise substantial doubt about their ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Denver, Colorado
March 2, 2016